UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2019

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Willemstraat 5
4811 AH, Breda, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Enclosed hereto and incorporated herein by reference are copies of the following items in connection with the Extraordinary General Meeting of Shareholders of argenx SE that will be held on Monday, November 25, 2019 at 11:00 AM (CET), at the Hilton Amsterdam Airport Schiphol, Schiphol Boulevard 701, 1118 BG Schiphol, the Netherlands.

Exhibit	Description

99.1	Press Release dated October 14, 2019

99.2	Convocation Notice for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 25, 2019

99.3	Explanatory Notes for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 25, 2019

99.4	Agenda for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 25, 2019

99.5	Proposed amendments to the Articles of Association of argenx SE for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 25, 2019

99.6	Draft amended Articles of Association of argenx SE for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 25, 2019

99.7	Draft amended argenx option plan for the Extraordinary General Meeting of Shareholders of argenx SE to be held on November 25, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: October 11, 2019	By:	/s/ Dirk Beeusaert
Dirk Beeusaert

General Counsel